HARTMAN

June 9, 2025

Dear Broker-Dealer and Advisor,

As you well understand, the investment industry you are in is highly regulated, requiring you to be truthful and to operate with integrity, or you put your license at risk. On the other hand, we believe Silver Star is recklessly lying and overtly violating the law.

Most shocking is their recent press release “we won the Consent Solicitation in 2024 with 51% of shareholder vote”. It is our understanding that Silver Star requested their Inspector of Elections NOT INCLUDE THE CONSENT REVOCATIONS (representing approximately 30%). 51% - 30% is 21% - well below their claimed victory. They have publicly misled shareholders again and again, and brazenly filed this communication with the SEC, further adding to their long list of violations before the regulators.

A “Documents and Records Request” has been denied by Silver Star, even though required by Maryland law. Withholding information is illegal. This has been their modus operandi throughout this battle. Their own filings are often contradicted by their public statements.

Silver Star does not have the legal right to conduct a proxy. SEC regulations state you are not to conduct a proxy without a completed audit. Again, Silver Star acts with an unbridled lack of consideration of the law and operates outside the constraints of regulations.

In addition to violating the law in so many ways, the value of the company has dropped 70%. Why would anyone trust them to manage our money?

Sincerely,

Al Hartman